Exhibit 99.1

FOR IMMEDIATE RELEASE

MCE FINANCE LIMITED ANNOUNCES FINAL RESULTS OF THE TENDER OFFER RELATING TO ITS 10.25% SENIOR NOTES DUE 2018

February 26, 2013 — MCE Finance Limited (the “Company”), a wholly-owned subsidiary of Melco Crown Entertainment Limited (SEHK: 6883) (NASDAQ: MPEL), announces today the final results of the cash tender offer by the Company in respect of its US$600 million 10.25% Senior Notes Due 2018 (the “Notes”). The terms of the tender offer are contained in the Offer to Purchase and Consent Solicitation Statement dated January 28, 2013.

The tender offer expired at midnight, New York City time, on February 25, 2013 (the “Expiration Time”).

In accordance with the terms of the tender offer, the Company previously accepted for purchase US$598,620,000 aggregate principal amount of the Notes, which were tendered on or prior to 5:00 p.m. New York City time on February 7, 2013 (the “the Early Tender Deadline”). An additional US$515,000 aggregate principal amount of the Notes have been validly tendered after the Early Tender Deadline but at or prior to the Expiration Time, the payment for which is expected to be made on or about February 27, 2013.

The Company appointed Deutsche Bank AG, Singapore Branch to act as the sole dealer manager for the tender offer.

The Company will also deliver today a notice of redemption to the remaining holders of the Notes. Accordingly, all of the remaining Notes (approximately US$865,000 aggregate principal amount) will be redeemed on March 28, 2013.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

Nothing in this announcement constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. Securities may not be offered or sold in the United States or to, or for the account or benefit of U.S. persons absent registration pursuant to the U.S. Securities Act of 1933 or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and its management, as well as financial statements.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (Nasdaq: MPEL), is a developer, owner and, through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities focused on the Macau market. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

Investment Community, please contact

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 / +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact

Maggie Ma

Head of Corporate Communications

Tel: +853 8868 3767 / +852 3151 3767

Email: maggiema@melco-crown.com

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